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As filed with the Securities and Exchange Commission on November 27, 2017 Registration No. 333-207408

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

EΘNIKH TPAПEZA THΣ EΛΛAΔOΣ A.E.

(Exact name of issuer of deposited securities as specified in its charter)

NATIONAL BANK OF GREECE S.A.

(Translation of issuer's name into English)

The Hellenic Republic

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated. Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of May 28, 1998, as amended and restated as of October 25, 1999, December 3, 1999, December 31, 2001 and as further amended and restated as of January 22, 2010, among National Bank of Greece S.A., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed previously as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously as Exhibit 4.
e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 27, 2017.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of National Bank of Greece S.A.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ David S. Stueber
	Name:	David S. Stueber
	Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, National Bank of Greece S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Athens, Greece on November 27, 2017.

NATIONAL BANK OF GREECE S.A.

By:	/s/ Leonidas Fragkiadakis
Name:	Leonidas Fragkiadakis
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 27, 2017.

/s/ Panayotis (Takis) – Aristidis A. Thomopoulos	/s/ Leonidas Fragkiadakis
Panayotis (Takis) – Aristidis A. Thomopoulos	Leonidas Fragkiadakis
Non-Executive Chairman of the Board of Directors	Director and Chief Executive Officer
(Principal Executive Officer)

/s/ Costas Michaelides	/s/ Haris A. Makkas
Costas Michaelides	Haris A. Makkas
Director (Vice-Chairman and non-executive)	Director (Independent Non-Executive)

/s/ Dimitrios Dimopoulos	/s/ Marianne T. Økland
Dimitrios Dimopoulos	Marianne T. Økland
Director and Deputy Chief Executive Officer	Director (Independent Non-Executive)

/s/ Paul Mylonas	/s/ Arthur Michael Royal Ross Innes Aynsley
Paul Mylonas	Arthur Michael Royal Ross Innes Aynsley
Director and Deputy Chief Executive Officer	Director (Independent Non-Executive)

/s/ Eva Cederbalk	/s/ Claude Edgar L.G.Piret
Eva Cederbalk	Claude Edgar L.G.Piret
Director (Non-Executive)	Director (Independent Non-Executive)

/s/ Petros Sabatacakis	/s/ Panagiota S. Iplixian
Petros Sabatacakis	Panagiota S. Iplixian
Director (Independent Non-Executive)	Director (Hellenic Financial Stability Fund
representative)

/s/ Ioannis Kyriakopoulos
Ioannis Kyriakopoulos
Group Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Donald J. Puglisi
Donald J. Puglisi
Puglisi & Associates
Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit	Exhibit
Number

5	Certification under Rule 466.